                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                   FORM 8-A/A
                                Amendment No. 2

             Amending Form 8-A Dated August 15, 1988 as amended by
                        Form 8-A/A Dated January 8, 1996

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            WENDY'S INTERNATIONAL, INC.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Ohio                      31-0785108
----------------------------------------   ------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


    P.O. Box 256
    4288 West Dublin-Granville Road
    Dublin, Ohio                                        43017-0256
----------------------------------------   ------------------------------------
(Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange on which
Title of each class registered          each class is registered
------------------------------          ------------------------

Preferred Stock Purchase Rights         New York Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:

                                       None
-------------------------------------------------------------------------------
                                (Title of Class)

                  This Form 8-A/A amends and supplements the Form 8-A filed by Wendy's International, Inc. (the "Company") on August 15, 1988, as previously amended by the Form 8-A/A dated January 8, 1996, with respect to Preferred Stock Purchase Rights (the "Form 8-A").

Item 1.           Description of Securities to be Registered.

                  Item 1 of the Form 8-A is amended by substituting the following:

                  On August 4, 1988, the Board of Directors of Wendy's International, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, without par value (the "Common Stock" or "Common Shares"), of the Company to stockholders of record at the close of business on September 2, 1988.

                  On December 29, 1995, the Company entered into an amendment to the Rights Agreement, dated as of August 10, 1988 between the Company and American Stock Transfer and Trust Company (the "Rights Agent") (as successor to Morgan Shareholder Services Trust Company) to reduce the beneficial ownership percentage threshold from 20% or more of the shares of Common Stock of the Company then outstanding to 15% or more of the shares of Common Stock of the Company then outstanding.

                  On October 30, 1997, the Board of Directors of the Company adopted amendments to the Rights Agreement (the "Prior Rights Agreement") dated as of August 10, 1988, as amended on December 29, 1995, between the Company and American Stock Transfer and Trust Company pursuant to which the Preferred Stock Purchase Rights registered under this Form 8-A were issued. The amendments are incorporated in an Amended and Restated Rights Agreement (the "Rights Agreement") dated as of December 8, 1997, between the Company and the Rights Agent, which supersedes the Prior Rights Agreement. A copy of the Rights Agreement is attached as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

                  As of the date of this Form 8-A/A, there is associated with each outstanding Common Share one Right which, except as set forth below, when exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of a series of preferred stock, designated as Series A Preferred Stock, par value $1 per share (the "Preferred Stock"), at a price of $100 per one ten-thousandth of a share (the "Purchase Price"), subject to adjustment. The terms of the Preferred Stock are summarized below and are set forth in a Form of Certificate of Amendment to the Articles of Incorporation of the Company.

                  Until the earliest to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (the "Stock Acquisition Date") or (ii) ten business days (unless such date is extended by the Board of Directors) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Board of Directors of the Company or (iii) twenty business days prior to the date on which a Transaction (as such term is hereinafter defined) is reasonably expected to become effective or be consummated (the earliest of such dates being called the "Distribution Date"), the Rights will be attached to all Common Share certificates and will be evidenced, with respect to any of the Common Share certificates outstanding as of December 8, 1997, by such Common Share certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Share Certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, even without such a notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) August 10, 2008, (ii) consummation of a merger transaction with a person or group who acquired Common Shares pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption by the Company as described below.

                  In the event that an Acquiring Person becomes such other than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer"), proper provision shall be made so that each holder of a Right will for a 60 day period after the later of the date of such event and the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Common Stock have been issued) a common stock equivalent (such as Preferred Stock or another equity security with at least the same economic value as the Common Stock) having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date or, if a Transaction is proposed, the Distribution Date, the Company is involved in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Rights (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were at any time owned by an Acquiring Person shall become null and void.

                  The Purchase Price payable, the number of Rights, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends out of earnings or retained earnings), assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                  The number of outstanding Rights associated with each share of Common Stock and the voting and economic rights of each ten-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                  At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person or Transaction Person (as hereinafter defined) (or any person who was an Acquiring Person or Transaction Person (as hereinafter defined)) or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  In the event that a majority of the Board of Directors of the Company in office following a meeting of stockholders or stockholder action by written consent are not nominated by the Board of Directors serving immediately prior to such meeting or action, then for 365 days following such meeting or action the Rights may not be redeemed or amended if such redemption or amendment is reasonably likely to facilitate a combination or sale of assets or earning power (a "Transaction") with a person who (A) either (i) is or will become an Acquiring Person or (ii) is a party involved in a merger or consolidation with, or sale of assets by, the Company or affiliate or associate thereof if the Transaction were to be consummated and (B) who has directly or indirectly proposed or nominated a member of the Board who is in office at the time the Transaction is being considered (a "Transaction Person"). The Rights may not be redeemed or amended thereafter if during such 365 day period the Company enters into any agreement reasonably likely to facilitate a Transaction with a Transaction Person and the redemption is reasonably likely to facilitate a Transaction with a Transaction Person.

                  The Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 10,000 times the dividend declared on each share of Common Stock, but in no event less than $100.00. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of 10,000 times $25 or 10,000 times the payment made per each share of Common Stock. Each share of Preferred Stock will have one vote, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 10,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company, (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date or cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors because the Rights are redeemable under certain circumstances.

                  Attached hereto as Exhibit 1 and incorporated herein by reference are a copy of the form of Amended and Restated Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent, specifying the terms of the Rights, and the exhibits thereto, as follows: Exhibit A -- Certificate of Amendment to the Articles of Incorporation of the Company establishing the Preferred Stock; Exhibit B -- The Form of Rights Certificate; and Exhibit C -- the Summary of Rights to Purchase Preferred Stock. The foregoing description of the Rights is qualified by reference to the Amended and Restated Rights Agreement.

Item 2.           Exhibits.

                  1. Form of Amended and Restated Rights Agreement, dated as of December 8, 1997, between Wendy's International, Inc. and American Stock Transfer and Trust Company, as Rights Agent, which includes, as Exhibit A thereto, the Form of Certificate of Amendment to the Articles of Incorporation of Wendy's International, Inc. establishing the Preferred Stock, as Exhibit B thereto, the form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after a Stock Acquisition Date (as defined in the Rights Agreement) or ten days (or such later date as the Board of Directors of the Company may determine) after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement) or prior to certain transactions involving the Company.

                                   SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    Wendy's International, Inc.


                                    By:    /s/ FREDERICK R. REED
                                           ---------------------------
                                           Name:    Frederick R. Reed
                                           Title:   Chief Financial Officer,
                                                    General Counsel & Secretary


Date:  December 8, 1997

                                 EXHIBIT INDEX


Exhibit                          Description                                     Page
-------                          -----------                                     ----
   1       Form of Amended and Restated Rights Agreement, dated as of             9
           December 8, 1997, between Wendy's International, Inc. and
           American Stock Transfer and Trust Company, as Rights Agent,
           which includes, as Exhibit A thereto, the Form of Certificate of Amendment to the Articles of Incorporation of Wendy's
           International, Inc. establishing the Preferred Stock, as
           Exhibit B thereto, the form of Rights Certificate, and, as
           Exhibit C thereto, the form of Summary of Rights. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after a Stock Acquisition Date (as defined in the
           Rights Agreements) or 10 days (or such later date as the
           Board of Directors of the Company may determine) after a
           person announces or commences consummation thereof, such
           person would become an Acquiring Person (as defined in the
           Rights Agreement) or prior to certain transactions involving the Company.